

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2021

Timothy K. Driggers
Chief Financial Officer
EOG Resources, Inc.
1111 Bagby
Sky Lobby 2
Houston, TX 77002

Re: EOG Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Form 8-K filed May 6, 2021
File No. 001-09743

Dear Mr. Driggers:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 6, 2021

Exhibit 99.1
Non-GAAP Financial Measures, page 16

1. You state, "EOG believes these measures may be useful to investors who follow the practice of some industry analysts who make certain adjustments to GAAP measures (for example, to exclude non-recurring items) to facilitate comparisons to others in EOG's industry, and who utilize non-GAAP measures in their calculations of certain statistics (for example, return on capital employed and return on equity) used to evaluate EOG's performance." For each non-GAAP measure presented, please revise your disclosure to explain how management uses the measure and why you believe it provides useful information to investors regarding your liquidity or performance. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

2.   In the Cost per Barrel of Oil Equivalent, the calculation of total exploration costs excludes certain non-GAAP impairments. Please revise your disclosure to explain what the excluded impairments represent. In addition, please tell us why you believe excluding these impairments from your total exploration costs is appropriate.

3.   We note you present "Composite Average Margin per Boe (Non-GAAP) (excluding DD&A and Total Exploration Costs)," "Composite Average Margin per Boe (Non-GAAP) (excluding Total Exploration Costs)," and "Composite Average Margin per Boe (Non-GAAP) (including Total Exploration Costs)." Given these measures are based on total Wellhead Revenues, less certain expenses it appears these non-GAAP measures should be reconciled to the most directly comparable GAAP measure, fully-loaded GAAP gross profit. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. Please tell us how you considered reconciling these measures to GAAP gross profit and revise your disclosure, as necessary.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Myra Moosariparambil at (202) 551-3796 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation